EXHIBIT 99.1

Tekmira Provides Periodic Update to Shareholders Regarding Litigation

Patent Infringement Suit Proceeds to Answer of Filed Complaints

VANCOUVER, British Columbia, Sept. 26, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, disclosed that its motions to dismiss for lack of standing and to disqualify Alnylam's counsel have been denied in the patent infringement lawsuit filed on January 17, 2012 by Alnylam Pharmaceuticals, Inc. and Isis Pharmaceuticals, Inc. in the U.S. District Court of Massachusetts, clearing the way for Tekmira to provide the customary answer to this complaint filed in January 2012.

Alnylam added to the infringement action yesterday by suing Tekmira in Canada for infringing CA Patent No. 2,359,180.

"These patent infringement lawsuits are absolutely without merit. Alnylam is fully aware of the limitations of these patents. We believe that these suits are Alnylam's response to the ongoing trade secret litigation initiated by Tekmira against Alnylam Pharmaceuticals, Inc. and AlCana Technologies, Inc. and are simply intended to confuse the market and have no bearing on the trade secret litigation," said Dr. Mark J. Murray, Tekmira's President and CEO.

"As the next step in these patent infringement proceedings, we will now file the procedurally appropriate answer to both complaints. It is important for our shareholders to understand that we are confident that Tekmira has access to the intellectual property we require for the development of our own products and for collaborations with our pharmaceutical partners," added Dr. Murray.

Documents related to ongoing litigation can be found on the company's website at www.tekmirapharm.com.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about recent developments and next procedural steps in the patent infringement lawsuit filed by Alnylam against Tekmira in the U.S. District Court of Massachusetts and the initiation of a patent enforcement proceeding in the Federal Court of Canada; the ongoing litigation filed by Tekmira against Alnylam and AlCana Technologies, Inc. in Massachusetts Superior Court; and Tekmira's strategy, future operations, clinical trials, prospects and the plans of management.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the nature and scope of the patent infringement lawsuits filed by Alnylam against Tekmira in the U.S. District Court of the District of Massachusetts and in Canada; LNP's status as a leading RNAi delivery technology; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the final outcome of the patent infringement lawsuits filed by Alnylam against Tekmira in the U.S. District Court of the District of Massachusetts and in Canada are not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira's financial position and ongoing business strategy; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; future operating results are uncertain and likely to fluctuate; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; and Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Report on Form 20-F for the year ended December 31, 2011, which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca